Exhibit 99.1

NEWS RELEASE CONTACT Rhonda Longmore-Grund Executive Vice President Chief Financial Officer 949.242.5300

ALLIANCE HEALTHCARE SERVICES ENTERS INTO DEFINITIVE MERGER AGREEMENT; TRANSACTION WOULD RESULT IN COMPANY GOING PRIVATE

NEWPORT BEACH, CA — April 11, 2017 — Alliance HealthCare Services, Inc. (NASDAQ: AIQ) (the “Company,” “Alliance,” “we” or “our”), a leading national provider of outsourced radiology, oncology and interventional services, announced today that it has signed a definitive merger agreement with Tahoe Investment Group Co., Ltd. (“Tahoe”), formerly known as Fujian Thai Hot Investment Co., Ltd., THAIHOT Investment Company Limited (“THAIHOT”), THAIHOT Investment Company US Limited and Alliance HealthCare Services Merger Sub Limited (each an indirect wholly owned subsidiary of Tahoe, and, together with Tahoe, the “Tahoe Group”), pursuant to which the Tahoe Group will acquire all of the outstanding common stock of Alliance that is not beneficially owned by the Tahoe Group or owned by Alliance as treasury stock, for US $13.25 per share in cash, or a total payment of approximately US $75 million to equity holders of Alliance other than the Tahoe Group.

The US $13.25 per share price represents a premium of 67% over the Company’s closing trading price on December 9, 2016, the last trading day prior to Tahoe’s initial proposal was publicly disclosed, and a premium of 38% over the US $9.60 purchase price per share initially offered by Tahoe.

As previously disclosed on March 29, 2016, Tahoe, through THAIHOT, completed the purchase of a majority interest in Alliance and THAIHOT currently owns approximately 51% of the outstanding common stock of Alliance.

The Company’s Board of Directors, acting on the unanimous recommendation of the special committee formed by the Board of Directors (the “Special Committee”), approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the Company’s stockholders adopt the merger agreement and the transactions contemplated by the merger agreement. The Special Committee, which is comprised solely of independent and disinterested directors of the Company who are unaffiliated with the Tahoe Group or management of the Company, exclusively negotiated the terms of the merger agreement with the Tahoe Group, with the assistance of its independent financial and legal advisors.

Neil Dimick, Chairman of the Special Committee, said, “We are confident that we have negotiated a fair price and that this merger is in the best interest of our minority stockholders. The price of US $13.25 is a 67% premium over the last trading day prior to the offer and a 38% premium over the initial offer by Tahoe in December.”

“We continue to be supportive of Alliance’s strategy in the United States and China,” says Qisen Huang, Chairman and Founder of Tahoe. Huang continued, “Healthcare has been a major focus for Tahoe in the last two years and we expect to continue to expand our healthcare business lines globally to benefit the health of those we serve.”

“I am pleased to see that the Special Committee and Tahoe have finished their work and have come to an agreement enabling the Company to move forward,” says Tom Tomlinson, CEO of Alliance HealthCare Services. Tomlinson continued, “Tahoe has been a very supportive majority stockholder and we look forward to continued collaboration as we use our position as an industry leader in outsourced medical services to increase the quality of care delivered in the United States as well as expand healthcare services in China.”

Upon closing of the merger, Alliance will become an indirect wholly owned subsidiary of Tahoe. Alliance is expected to remain headquartered in southern California. Alliance’s executive management team is expected to remain in place. All of Alliance’s divisions within the United States are expected to continue unaffected.

The merger is subject to approval by Alliance’s stockholders, including a non-waiveable condition requiring approval by the holders of a majority of the outstanding shares of Alliance common stock that are not beneficially owned by the members of the Tahoe Group or certain senior executive officers of the Company, as well as certain other customary closing conditions. The merger is not subject to a financing condition. The Company will call a meeting of stockholders for the purpose of voting on the adoption of the merger agreement in due course. If completed, the merger will result in the Company becoming a privately held company and Alliance’s common stock would no longer be listed on NASDAQ.

Lazard is serving as sole financial advisor to the Special Committee, O’Melveny & Myers LLP is serving as legal counsel to the Special Committee, and Richards, Layton & Finger P.A. is serving as Delaware legal counsel to the Special Committee. Latham & Watkins LLP is serving as legal counsel to the Company. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to the Tahoe Group.

About Tahoe

Tahoe is an investment holding company based in Fuzhou, China, holding a diversified portfolio of assets in various industries including real estate development, securities, hospitality, biomedicine and healthcare. Tahoe was founded in 1996 and as of September 30, 2016, the total assets of Tahoe Investment Group Co. Ltd exceeded US $18.9 billion. Tahoe’s diversified portfolio includes controlling ownership in Thai Hot Group, one of the leading real-estate developers in China listed on the Shenzhen Stock Exchange (SZSE:000732). Tahoe is also the third largest shareholder of the Shanghai Stock Exchange listed Dongxing Securities (SHSE:601198). Tahoe expanded its business landscape to include biomedicine and healthcare industry by acquiring a large-scale pharmaceutical company. In early 2015, Tahoe made healthcare and medical services one of its top priorities, including radiology and oncology, and it intends to expand healthcare services in mainland China to an underserved healthcare marketplace. Qisen Huang is the Founder and Chairman of Tahoe.

About Alliance HealthCare Services

Alliance HealthCare Services (NASDAQ: AIQ) is a leading national provider of outsourced medical services including radiology, oncology and interventional. We partner with healthcare providers and hospitals to provide a full continuum of services from mobile to fixed-site to comprehensive service line management and joint venture partnerships. We also operate freestanding clinics and Ambulatory Surgical Centers that are not owned by hospitals or providers.

As of December 31, 2016, Alliance operated 625 diagnostic radiology and radiation therapy systems, including 113 fixed-site radiology centers across the country, and 33 radiation therapy centers and SRS facilities. With a strategy of partnering with hospitals, health systems and physician practices, Alliance provides quality clinical services for over 1,100 hospitals and other healthcare partners in 46 states, where approximately 2,450 Alliance Team Members are committed to providing exceptional patient care and exceeding customer expectations. For more information, visit www.alliancehealthcareservices-us.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Alliance by the Tahoe Group and their respective affiliates. In connection with the proposed merger, Alliance will file with the SEC and furnish to Alliance’s stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. BEFORE MAKING ANY VOTING DECISION, ALLIANCE’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Alliance with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain a free copy of the proxy statement, when available, and other relevant documents from Alliance’s website at www.alliancehealthcareservices-us.com/proxy or by directing a request to Alliance HealthCare Services, Inc., Attn: Rhonda Longmore-Grund, CFO, 100 Bayview Circle, Suite 400, Newport Beach, California 92660 or calling 949.242.5300

Participants in the Solicitation

Alliance and its directors, executive officers and certain other members of management and employees of Alliance may be deemed to be “participants” in the solicitation of proxies from the stockholders of Alliance in connection with the proposed Merger. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Alliance in connection with the proposed Merger, which may be different than those of Alliance’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. Stockholders can find information about Alliance and its directors and executive officers and their ownership of Alliance’s Common Stock in Alliance’s definitive proxy statement for its most recent annual meeting of stockholders, filed with the SEC on April 29, 2016, and additional information about the ownership of Alliance’s Common Stock by Alliance’s directors and executive officers is included in their Forms 3, 4 and 5 filed with the SEC.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. This communication contains forward-looking statements related to Alliance, the Tahoe Group and the proposed acquisition of Alliance by the Tahoe Group and their respective affiliates. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact, including statements containing the words “aim,” “anticipate,” “are confident,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or the negative of these terms, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ii) the inability to complete the proposed merger due to the failure to obtain stockholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger; (iii) the failure of the proposed merger to close for any other reason; (iv) risks related to disruption of management’s attention from Alliance’s ongoing business operations due to the transaction; (v) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against Alliance and others relating to the merger agreement; (vi) the risk that the pendency of the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed merger; (vii) the effect of the announcement of the proposed merger on Alliance’s relationships with its customers, operating results and business generally; and (viii) the amount of the costs, fees, expenses and charges related to the proposed merger. Consider these factors carefully in evaluating the forward-looking statements. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in Alliance’s Annual Report on Form 10–K for the fiscal year ended December 31, 2016, filed with the SEC on March 10, 2017, under the heading “Item 1A. Risk Factors,” and in subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The forward-looking statements represent Alliance’s views as of the date on which such statements were made and Alliance undertakes no obligation to publicly update such forward-looking statements.

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